DLA Piper US LLP 1221 S. MoPac Expressway Suite 400 Austin, Texas 78746-7650 www.dlapiper.com John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7000 F 512.457.7001
June 15, 2007
Division of Corporate Finance United States Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549 Attention: Barbara Jacobs and Kari Jin
Re:
PROS Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1 filed on June 15, 2007
File No. 333-141884

Dear Ms. Jacobs and Ms. Jin:

        We are writing on behalf of our client, PROS Holdings, Inc. (the "Company"), in response to the letter of comments dated June 14, 2007 regarding the Company's Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-141884, the "Registration Statement") from the Staff of the Securities and Exchange Commission to the Company. To respond to the Staff's comments, the Company is filing concurrently with this letter Amendment No. 3 to the Registration Statement ("Amendment No. 3").

        A marked copy of Amendment No. 3 indicating changes from the Registration Statement is enclosed and is also being filed electronically with the Commission. The numbered paragraphs herein restate the numbered paragraphs in the Staff's comment letter, and the discussions set out below such paragraphs are the Company's response to the Staff's comments. Page references in this letter are to page numbers in Amendment No. 3.

        In addition to changes in response to the Staff's comments, the Company advises the Staff that the Company has updated the Registration Statement to include the filing range information and related disclosure.

Stock-based Compensation

        1.     On page 37, you disclose an "estimated fair value" of $2,658,000 on March 26, 2007 and $927,000 on April 2, 2007 for options granted that calculate to an estimated fair value of $3.09 per share. Tell us why your estimated fair value is not based on the $6 per share disclosed throughout the filing.

  Response:    The Company has revised the disclosure set forth on page 37 of Amendment No. 3.

        2.     Please refer to comment 3 of our letter dated June 6, 2007. Please revise your disclosures on pages 37 to 38 to address with greater specificity and quantification the significant factors, assumptions and methodologies used in determining the fair values of your common stock on March 26, 2007 and April 2, 2007. We would expect greater detail and specificity regarding such factors as historical and projected financial results, financial condition, customer relations, sales pipeline, project progress to estimates, IPO prospects, etc. Revised disclosure should allow investors to understand more completely the manner in which, and degree to which your valuation assumptions and factors impact your operating results, financial condition and changes in financial condition as well as understand the uncertainties and subjectivity involved in applying your accounting policies and estimates.

  Response:    The Company has revised the disclosure set forth on pages 37 and 38 of Amendment No. 3.

        3.     In view of the significant difference between your $6 fair value determinations in March and April 2007 and the June 2007 estimated IPO price mid-point of $11, please revise your disclosures to discuss in more specific and quantifiable terms each of the factors and intervening events on page 38 that explain the difference between the March and April $6 fair values and June IPO estimated price of $11. As previously requested, describe the significant intervening events that reconcile the values in a manner that is readily understandable to investors.

  Response:    The Company has revised the disclosure set forth on page 38 of Amendment No. 3.

Compensation Discussion and Analysis

        4.     Please refer to prior comment 6 of our June 6, 2007 letter. We note your revised disclosure that your compensation committee considered the components, and not the amounts, of PROS Holdings compensation programs consistent with that of other technology companies. We also note your disclosure that a compensation consultant was not retained to advise on executive compensation and the compensation committee typically considers the recommendations of your chief executive officer and/or members of management and determines the use and weight of each compensation element. Please help us to better understand how the compensation committee determined executive compensation in the absence of compensation consultants, benchmark studies and similar objective criteria. If two of your stated executive compensation policy objectives are to "attract and retain talented and experienced executives in a highly competitive and dynamic pricing and revenue software market" and "provide a competitive compensation package which is weighted heavily towards pay for performance", we do not understand what the compensation committee is considering to determine executive compensation other than the experience of executive management and the board itself. In light of your disclosure in prior filings, consider disclosing your supplemental response that the compensation committee "did not rely on any benchmark studies of other specific companies."

  Response:    The Company has revised the disclosure set forth on page 72 of Amendment No. 3.

Revenue Recognition

        5.     Please refer to comment 13 in our letter dated June 6, 2007. It is not clear from your response how you have established VSOE of fair value for your maintenance arrangements. Please describe assumptions used and provide quantitative support to evaluate the range of renewal price variation used to determine VSOE of fair value for the three years ended December 31, 2006. While you indicate that 96% of your contracts have renewed over the past three years you note only the 2006 renewal rate average as a percentage of the license fee for VSOE of fair value. In addition, your averaged single year percentage amount is not accompanied by analysis that indicates how far any substantive concentration of renewal rates varies from that average rate in a manner that supports your conclusion that you have established a substantive VSOE of fair value. Please address how you determined and concluded you have VSOE of fair value for each of the three years ended December 31, 2006.

  Response:    The Company respectfully submits to the Staff that it has established VSOE based on the contractually stated renewal rate as negotiated independently and based on a percentage of license revenue. We submit that the renewal rate is negotiated as a consistent percentage of the license fee and is substantive. The Company believes that VSOE has been established by reference to TPA 5100.55. Accordingly further analysis of the variance in stated renewal rates on a customer to customer or product to product basis is not required to support VSOE of PCS. However, in response to the Staff's comment, the assertion that VSOE is established is further substantiated by the consistent relationship of overall maintenance revenues as a percentage of license fees over the past three years, with the percentage averaging 21%, 19% and 20% for 2006, 2005 and 2004, respectively. These average renewal rates are the result of varying product mixes sold within each contract. The following table illustrates the average maintenance rates negotiated in the Company's contracts as a percentage of license fees for each of the industries the Company serves:

	Airline	Services	Manufacturing	Hotel and Cruise	Distribution	Average across all industries
2006	20%	20%	18%	24%	19%	21%
2005	20%	19%	18%	25%	*	19%
2004	17%	17%	*	25%	*	20%
    *
    No sales to this industry in this year.

  The Company continually evaluates the pricing of the maintenance rate used in each contract at the time of negotiation. At the time of negotiation, management reviews the contract for an appropriate return on the effort to be expended as well as to make sure that the profit margin is consistent with the Company's strategy. In addition, each contract is reviewed to be sure that VSOE is established and the rate is substantive.

  Therefore based on the Company's high customer renewal rate (96% the past three years), the consistent relationship of maintenance fees as a percentage of license fees for each of the last three years in total and by industry, the consistent maintenance and support gross margins and the fact that the contractually stated maintenance renewal rates are negotiated with each customer as a percentage of license revenue, management concludes that the Company has established VSOE under TPA 5100.55.

        Please note that the Company requests that the Staff permit the Company's request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the registration statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

        We appreciate the Staff's attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (512) 457-7090 if you have any questions regarding this letter or Amendment No. 3.

Sincerely,

DLA Piper US LLP

By:	/s/ John J. Gilluly III, P.C. John J. Gilluly III, P.C.

cc:	Albert E Winemiller, PROS Holdings, Inc. Charles H. Murphy, PROS Holdings, Inc.